FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                          For the month of January 2003

                    International Telecommunications Co Inc.
                 (Translation of registrant's name into English)

                Compania Internacional de Telecomunicaciones S.A.
                              Tucuman 1, 18th Floor
                          1049 Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     COMPANIA INTERNACIONAL DE
                                     TELECOMUNICACIONES S.A.


                                     By: /s/  Pablo Llauro
                                         --------------------------------------
                                     Name:  Pablo Llauro
                                     Title: Assistant General Counsel


Date: January 29, 2003



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                                  EXHIBIT INDEX
                                  -------------

1. Attached hereto as Exhibit A is an English translation of the letter filed with the Comision Nacional de Valores ("CNV") dated January 17, 2003 describing the composition of the Company's management and surveillance bodies pursuant to section 4, article XXI of General Resolution No. 368/01 of the CNV.





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                                                                       EXHIBIT 1

Buenos Aires, January 17th, 2003.


To the President of
Comision Nacional de Valores
Lic. Narciso Munoz


                                                    Re: General Regular Meeting.
                      Pursuant to section 4, article XXI, Resolution No. 368/01.


Dear Sir:

I am writing to you on behalf of Compania Internacional de Telecomunicaciones S.A., domiciled at Tucuman 1, 18th floor, and pursuant to the provisions of section 4, article XXI of General Resolution No. 368/01 of the Comision Nacional de Valores [Securities and Exchange Commission], please see below the composition of this Company's management and surveillance bodies in connection with the above mentioned rule.

Board of Directors:

Incumbent Directors: Antonio Viana Baptista (Chairman), Miguel Angel Gutierrez (Vice Chairman), Jacinto Diaz Sanchez, Mario Eduardo Vazquez, Jose Maria Alvarez Pallete, Santiago Tomas Soldati and Juan Ignacio Lopez Basavilbaso.

Alternate Directors: Carlos Fernandez-Prida, Gaspar Arino Ortiz, Javier Benjumea Llorente and Juan Carlos Ros Brugueras.

The appointed directors have "non-independent" status as they fall within the provisions of the above mentioned rule.

Surveillance Committee:

Incumbent Members: Uriel Federico O'Farrell, Juan O'Farrell and Miguel Alejandro Maximo Teson.

Alternate Members: Carlos Francisco Oteiza Aguirre.

Incumbent and alternate members of the Surveillance Committee belong to Estudio O'Farrell law office, legal counsel of Compania Internacional de
Telecomunicaciones S.A.. Likewise they are members of the Surveillance Committee of Telefonica de Argentina S.A. and Telefonica Data Argentina S.A. and, in the case of Drs. Uriel Federico O'Farrell, Juan O'Farrell and Miguel


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Alejandro Maximo Teson, members of the Surveillance Committee of Telefonica
Moviles Argentina S.A.

This information was provided by the relevant persons who made such motions during the Meeting before the corresponding voting.

Yours sincerely,

/s/ Pablo Llauro

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